DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007277

January 26, 2004

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-26-2004

Re: Washington Mutual, Inc.
Incoming letter dated December 24, 2003

Dear Mr. Mueller:

This is in response to your letter dated December 24, 2003 concerning a shareholder proposal submitted to Washington Mutual by Townes M. Harris. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Townes M. Harris
P.O. Box 865
New London, NH 03257

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

933/36

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 24, 2003

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
95206-00055

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Townes M. Harris*
Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Washington Mutual, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2004 Annual Shareholders Meeting (collectively, the "2004 Proxy Materials") the shareholder proposal and a supporting statement (the "Proposal") received from Townes M. Harris (the "Proponent").

The Proposal states, "Resolved, that hereafter none of the five highest paid executives or any non-employee directors be eligible fo [sic] any future stock options." The Proposal is attached hereto as Exhibit A. On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from the 2004 Proxy Materials on the basis set forth below, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable on such basis.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibit. Also in accordance with Rule 14a-8(j), we are mailing, on this date, a copy of this letter and its exhibit to the Proponent, informing the Proponent of the Company's intention to exclude the Proposal from the 2004 Proxy Materials. The Company intends to file its definitive 2004 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or after

LOS ANGELES NEW YORK WASHINGTON, D.C. SAN FRANCISCO PALO ALTO
LONDON PARIS MUNICH ORANGE COUNTY CENTURY CITY DALLAS DENVER

March 17, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file its definitive proxy statement and form of proxy with the Commission.

BASIS FOR EXCLUSION

We believe that the Proposal may be excluded from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(1), because the Proposal, unless revised, is not a proper subject for action by shareholders under the laws of the state of Washington.

ANALYSIS

The Company Believes that the Proposal May Be Excluded or Should Be Revised Under Rule 14a-8(i)(1) Because the Proposal Is Not a Proper Subject for Action by Shareholders under the Laws of the State of Washington.

The Company believes that it may exclude the Proposal under Rule 14a-8(i)(1) because, unless the Proponent should revise the Proposal, the Proposal is not a proper subject for action by shareholders under the laws of Washington, the jurisdiction of the Company's organization. The Proposal is phrased in mandatory rather than precatory language, and would seem to require the Company to take certain actions. Specifically, the Proposal states, "hereafter none of the five highest paid executives or any non-employee directors be eligible fo [sic] any future stock options."

A. Washington Law

The Company is a Washington corporation. Section 23B.08.010(2) of the Washington Business Corporation Act provides that "All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." Wash. Rev. Code ("WRC") § 23B.08.010(2). The Company's Amended and Restated Articles of Incorporation do not permit any governing body, other than the Company's Board of Directors, to manage the Company's business and affairs. Instead, Article IV states that "The Company shall be managed by a Board of Directors." Consistent with this provision, Section 5.16 of the Company's Restated Bylaws states, "The board of directors shall fix compensation of officers...." The Proposal, however, would mandate specific actions by the Company's shareholders in areas that fall squarely within the scope of the rights and duties conferred on the Company's Board of Directors under the WRC and the Company's Amended and Restated Articles of Incorporation (setting the compensation of executive officers).

We are of the opinion that the Proposal is not a proper subject for action by the Company's shareholders under the laws of the State of Washington. In reaching this opinion, it should be noted that we are not admitted to practice law in the State of Washington. However, we are generally familiar with the corporate law of the State of Washington set forth above as the bases for our opinion. Therefore, we believe that the Proposal may be properly omitted from the Company's 2004 Proxy Materials under Rule 14a-8(i)(1).

B. SEC No-Action Letter Precedent

Rule 14a-8(i)(1) permits exclusion of a shareholder proposal "If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Staff has consistently concurred that a shareholder proposal mandating or directing a company's board of directors to take certain action is inconsistent with the authority granted to a board of directors under state law and violative of Rule 14a-8(i)(1). *See, e.g., Phillips Petroleum Co.* (avail. Mar. 13, 2002) (stating a shareholder proposal, which proposes an increase of 3% of the annual base salary of the company's chairman and other officers, may be omitted from the company's proxy material under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law, if the proponent does not provide the company, within seven days after receipt of the staff's response, with a proposal recast as a recommendation or request); *France Growth Fund, Inc.* (avail. Apr. 6, 2001) (stating a shareholder proposal, which requests that the company's by-laws be amended to reflect that shareholders entitled to cast not less than 5% of all the votes entitled to be cast at the annual meeting may request a special meeting of shareholders, and that the amendment may not be further altered or repealed except by shareholder vote, may be omitted from the company's proxy material under Rule 14a-8(i)(1) where the proposal is not a proper subject for action under the laws of the jurisdiction of the company's organization, provided the proponent does not submit a revised proposal, within seven calendar days of the receipt of the staff's response, recast as a recommendation or request). The Staff also previously has agreed that mandatory proposals contradict the authority vested in directors under the Washington Revised Code. *See, e.g., Longview Fibre Co.* (avail. Dec. 10, 2003) (stating that a proposal mandating that the company be split into three separate entities is an improper subject for shareholder action under applicable state law) and *Washington Mutual, Inc.* (avail. Feb. 22, 2000) (stating that a proposal requiring the Company to hire a proxy advisory firm may be omitted under Rule 14a-8(i)(1)).

The above precedent is supported by the note to paragraph (i)(1), which states in part that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." In addition, Staff Legal Bulletin No. 14 ("SLB No. 14") (avail. July 13, 2001) states that: "1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)."

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission concur in our view that, unless the Proponent revises the Proposal to be in precatory form, the Company may exclude the Proposal from its 2004 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staffs final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Christopher J. Bellavia from the Company's Legal Department at (206) 490-8597.

Sincerely,

Ronald O. Mueller

ROM/eai

Enclosure

cc: Christopher J. Bellavia, Washington Mutual
Townes M. Harris

70270561_3.DOC

EXHIBIT A

PROPONENT'S SHAREHOLDER PROPOSAL

RECEIVED
APR 15 2003
LEGAL DEPARTMENT

April 11, 2003

Mr. William L. Lynch, Secretary
Washington Mutual, Inc.
1201 Third Avenue
Suite 1706
Seattle, Washington 98101

Dear Sir:

As the owner of 504 shares of the company I would like to sub mit the following proposal for consideratioon at the 2004 Annual Meeting;

Resolved, that hereafter none of the five highest paid executives or any non-employee directors be eligible fo any future stock options

Supporting statement

Recently, excessive executive pay packages have come under mounting scrutiny. While there is no doubt that the company has prospered under the present management they have also been very adequately compensated in salary, bonuses and other fringe benefits Their existing options appear to provide them with a very generous supplement.

As to the non-employee directors, they too are receiving reasonable cash compensation and are already holders of a meaningful number of shares.

Very truly yours,

Townes M. Harris

Townes M. Harris

P.O. Box 865
New London, N.H. 03257

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 26, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Washington Mutual, Inc.
Incoming letter dated December 24, 2003

The proposal provides that none of the highest paid executives be eligible for any future stock options.

There appears to be some basis for your view that Washington Mutual may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Washington Mutual with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Washington Mutual omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

Sincerely,

Keir D. Gumbs
Special Counsel